AlphaRose Therapeutics Inc.



ANNUAL REPORT

1401 Lavaca Street, #851

Austin, TX 78701

(512) 940-4164

https://www.alpharose.com/

This Annual Report is dated April 28, 2025.

BUSINESS

AlphaRose Therapeutics is a public benefit corporation focused on creating scalable precision medicine treatments for the 400 million patients worldwide with rare genetic diseases, beginning with children. These diseases often lack effective treatments and present significant challenges in the drug development process, particularly for children. AlphaRose aims to bridge this gap by developing targeted therapies for specific genetic mutations within these smaller patient populations.

The Problem: Rare genetic diseases affect 1 in 10 people, approximately half of whom are children. While individually rare, collectively this is a larger population than cancer and AIDS combined. In the US alone, these diseases create an annual economic burden estimated to be nearly one trillion dollars. Despite the identification of 10,000 rare genetic diseases through genetic sequencing, 95% still lack treatments. Traditional drug development models often do not support developing therapies for these diseases due to the small patient populations involved and the high costs of typical drug development.

AlphaRose's Proposed Solution: AlphaRose reimagines a new model for drug development to address these underserved populations. By utilizing programmable genetic medicines, economies of scale, a systematic approach, and advanced technologies, the company aims to create a precision medicine model that can rapidly make and deploy to patients treatments for many genetic diseases.

How AlphaRose Proposes to Solve the Problem:

● Focus on Precision Medicine: AlphaRose employs precision medicine, tailoring treatments to specific genetic mutations. Research shows this targeted approach often increases the success rate and reduces development costs compared to traditional methods.

● ASO Technology: The company uses antisense oligonucleotide (ASO) technology, a programmable medicine that can modify gene expression at the RNA level. This technology is cost-effective and has the potential to treat a significant number of genetic disorders.

● AI and ML Integration: AlphaRose is leveraging AI and machine learning algorithms to streamline ASO development and internal processes, further reducing costs and accelerating the development process.

● Streamlined Regulatory Process: ASOs have a well-understood safety profile, which has led to a more flexible regulatory process for other ASOs in the clinic. AlphaRose plans to use these characteristics, as well as wearables, and real world evidence to move towards a process approval.

● Create a commercial model appropriate for rare diseases to bring our products directly to patients, that will support continued and sustained investment in research and development of additional therapies.

Examples of ASO Success:

● Mila's Story: A young girl named Mila received a novel ASO treatment (Milasen) for her rare genetic disease in less than a year, at a cost of under $2 million, demonstrating the potential of this approach.

● N-lorem's Progress: N-lorem, a company specializing in ASOs for rare genetic diseases, recently presented an update stating that they have 15 ongoing clinical trials and has developed and launched new ASOs in just four years.

● Spinraza: An ASO for a rare genetic disease called SMA, generated $1.74b in revenue in 2023.

Corporate History: The Company was originally incorporated as Chrysalis Genetics, Inc. on October 31, 2023, first funded in March of 2024, and later changed its name to AlphaRose Therapeutics Inc. on December 16, 2024.

Intellectual Property: The company holds an exclusive worldwide license from To Cure A Rose Foundation, of which the CEO of AlphaRose is the Chairman of the Board, for the intellectual property associated with AlphaRose's lead product, Rosiphersen. A patent was originally filed as a provisional patent in 2023, and a patent pending PCT application filed in 2024. This license covers multiple compound designs and chemistries for antisense oligonucleotides that affect expression of the HNRNPH2 gene.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,865,333

Use of proceeds: Founders shares

Date: October 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,070,000.00

Use of proceeds: Start up funding

Date: November 15, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrant

Final amount sold: $0.00

Use of proceeds: Capital Factory Bioincubator Support. Number of Securities Sold: 89,548. Strike Price: $0.3375

Date: November 21, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

The Company is currently pre-revenue. We can continue operating the business without revenue generation for 15 months with funds from this offering.

Foreseeable major expenses based on projections:

Foreseeable major expenses based on projections include the development and preclinical testing of our lead therapeutic product, Rosiphersen. This includes conducting IND-enabling studies that will allow us to file an Investigational New Drug (IND) application to initiate clinical studies.

The anticipated costs are as follows:

1. The first step involves securing a regulatory and clinical team under contract, with total service costs for a Phase 1 study estimated at $800,000.

2. The second step includes conducting IND-enabling studies, which are projected to cost $1.4 million.

3. The third step requires the manufacturing of GMP-grade drug material, with an estimated cost of $360,000.

4. The final step involves filing the IND application with the FDA and initiating treatment for one to three patients in the first year, which is expected to cost $1 million.

In addition to these milestone expenses, there are ongoing costs associated with AI and research & development efforts, projected at $440,000. Additionally, general and administrative (G&A) expenses are estimated to be $1 million.

Future operational challenges:

Potential that preclinical study results do not support proceeding to a clinical trial, which would require further development studies to be conducted, as well as regulatory challenges around IND submission approval. Future challenges include clinical trial time length, as well as regulatory approval for commercialization.

Future challenges related to capital resources:

We will need to raise additional capital in order to fund the planned clinical trial and product launch. While we have been successful in raising capital to date, there is no guarantee that we will be able to raise additional capital.

Future milestones and events:

Preclinical studies, IND enabling studies and clinical studies accomplished in 2025 and 2026 for our lead therapeutic product, Rosiphersen. Also we will be acquiring new technologies and licensing in/developing new therapies.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $525,845.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note

Amount Owed: $1,070,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

The Company entered into several convertible note agreements for funding operations. The interest on the notes was 8%. The amounts are to be repaid at the holder's demand prior to conversion. The notes have a maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Casey McPherson

Casey McPherson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Principal Accounting and Financial Officer, and Board Member

Dates of Service: March, 2024 - Present

Responsibilities: Founder and CEO responsible for the vision of the company, raising capital, initiating innovative strategies, drug development, and managing teams. Receives an annual salary of $200,000. Casey McPherson is the Founder and Chairman of To Cure A Rose Foundation, where he spends approximately 10% of his time, while dedicating 90% to his role at AlphaRose; for more details on the IP ownership structure and potential conflicts of interest, please refer to the Risk Factors section."

Other business experience in the past three years:

Employer: To Cure A Rose Foundation

Title: Founder and Chairman of the Board

Dates of Service: March, 2024 - Present

Responsibilities: Overseeing, with the board, the compliance and operations of the vision, finances, and programs of the Foundation.

Other business experience in the past three years:

Employer: Everlum Bio

Title: Co-Founder and Chief Innovation Officer

Dates of Service: June, 2022 - September, 2024

Responsibilities: Creating and managing a team and system for ASO, Gene Therapy, and repurpose drug screening for rare disease proof of concept treatments in a lab environment. Also, responsible for interfacing with scientists and families on programs.

Other business experience in the past three years:

Employer: To Cure A Rose Foundation

Title: Founder and CEO

Dates of Service: October, 2021 - March, 2024

Responsibilities: Founder and CEO responsible for fundraising, drug development, and foundation operations.

Name: Masako Nakamura

Masako Nakamura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Chief Operating Officer

Dates of Service: September, 2024 - Present

Responsibilities: Provide operational and business leadership. Receives an annual salary of $96,000.

Other business experience in the past three years:

Employer: Amylyx Pharmaceuticals

Title: Senior Vice President/GM, International Markets

Dates of Service: April, 2023 - June, 2024

Responsibilities: Lead efforts to expand Amylyx's commercial footprint, developed the global roadmap and prioritization plan and enabled geographic expansion.

Other business experience in the past three years:

Employer: Independent Biopharmaceutical Consultant

Title: Principal Founder

Dates of Service: March, 2022 - March, 2023

Responsibilities: Provided consulting services to start up biopharmaceutical companies focused on rare diseases. Services included business development support, global commercialization, geographic expansion, go-to-market and country entry strategy planning.

Other business experience in the past three years:

Employer: Alnylam Pharmaceuticals

Title: Senior Vice President

Dates of Service: June, 2018 - December, 2021

Responsibilities: Built and led a fully integrated organization from scratch in Asia Pacific with regional P&L accountability.

Name: Alan Edmund Walts

Alan Edmund Walts's current primary role is with The Termeer Foundation. Alan Edmund Walts currently services 8-12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Executive Chairman

Dates of Service: March, 2024 - Present

Responsibilities: Provides board leadership as Executive Chairman (appointed 06/2024) and provides advice and strategic input to the executive leadership team.

Other business experience in the past three years:

Employer: Advent Life Sciences

Title: Venture Partner

Dates of Service: January, 2014 - Present

Responsibilities: Venture Partner - source and evaluate new investments, work on new company formation, represent Advent as a board member or observer in certain portfolio companies, and provide business advice to certain portfolio companies.

Other business experience in the past three years:

Employer: Eloxx Pharmaceuticals

Title: Director, Chairman of the Board

Dates of Service: May, 2020 - Present

Responsibilities: Board member of the company, serving as board Chairman.

Other business experience in the past three years:

Employer: The Termeer Foundation

Title: Founder, Board Member and Treasurer

Dates of Service: March, 2018 - Present

Responsibilities: Co-founder of The Termeer Foundation and serve as a board member, Treasurer and advisor.

Other business experience in the past three years:

Employer: Artax Biopharma

Title: Board Member

Dates of Service: February, 2017 - Present

Responsibilities: Board Director

Other business experience in the past three years:

Employer: PIC Therapeutics

Title: Board Member

Dates of Service: September, 2016 - Present

Responsibilities: Board Director

Other business experience in the past three years:

Employer: Neuroelectrics, Inc.

Title: Board member, Chairman

Dates of Service: February, 2022 - Present

Responsibilities: Board Director and Chairman of the Board

Other business experience in the past three years:

Employer: Hemogenyx Pharmaceuticals

Title: Business Advisor

Dates of Service: July, 2021 - Present

Responsibilities: Consultant to the company providing general business and strategic advisory services.

Other business experience in the past three years:

Employer: Belinda Termeer Family Office

Title: Business Advisor

Dates of Service: October, 2013 - Present

Responsibilities: Business advisor to Belinda Termeer, where I provide strategic and business advisory services regarding private company engagement.

Name: Belinda Ann Termeer

Belinda Ann Termeer's current primary role is with The Termeer Foundation . Belinda Ann Termeer currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and Advisor

Dates of Service: March, 2024 - Present

Responsibilities: Board member, and Advisor to the company.

Other business experience in the past three years:

Employer: PIC Therapeutics

Title: Board member

Dates of Service: August, 2019 - Present

Responsibilities: Board member

Other business experience in the past three years:

Employer: Artax Biopharma

Title: Board member

Dates of Service: April, 2020 - Present

Responsibilities: Board member

Other business experience in the past three years:

Employer: The Termeer Foundation

Title: Co-Founder, President, Board member

Dates of Service: March, 2018 - Present

Responsibilities: Co-Founder, President, Board member

Other business experience in the past three years:

Employer: Bio Ventures for Global Health

Title: Board member

Dates of Service: May, 2022 - Present

Responsibilities: Board member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Casey McPherson

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 55.84

Title of class: Common Stock

Stockholder Name: Belinda Termeer

Amount and nature of Beneficial ownership: 2,083,333

Percent of class: 23.26

RELATED PARTY TRANSACTIONS

Name of Entity: To Cure A Rose Foundation (TCAR)

Names of 20% owners: Certain officers and directors of the Company

Relationship to Company: Shareholder of, and licensor to, the Company.

Nature / amount of interest in the transaction: From time to time the Company has, and in the future may continue to, enter into transactions with TCAR as the Board deems to be in the best interest of the Company.

Material Terms: Currently, a collaboration agreement is being negotiated, and the only transaction from the filing of this form is the license agreement for Rosiphersen, from TCAR to AlphaRose.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,703,703 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 8,954,881 outstanding.

Voting Rights

Each Share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their Shares cumulatively. Shareholders may take action by written consent. Please see voting rights of securities sold in this offering below.

Material Rights

Warrants: The total amount outstanding includes 89,548 shares to be issued pursuant to outstanding warrants. The warrants issued grant the holder the right to purchase 89,548 shares of the Company's Common Stock at an exercise price of $0.3375 per share. The warrant expires on the earlier of: (a) 5:00 p.m., Central time, on the ten-year anniversary of the date of this Warrant; (b) the acquisition of the Company by another entity (under conditions specified in the document) or a sale of all or substantially all of the Company's assets; or (c) immediately prior to the closing of a firm commitment underwritten initial public offering

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the common stock.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors or our shareholders pursuant to a resolution, out of funds legally available. We have not paid any dividends to common shareholders since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. In the case of dividends or distributions payable in shares of common stock or securities convertible into or exchangeable for shares of such common stock, the shares or securities so payable shall be payable in shares of or securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Either preferred or common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,070,000.00

Maturity Date: December 31, 2025

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: $5,000,000

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company considering the value of the lead product, patent, the technology, and similar comparables. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For at least the 12 months following your investment, there will be restrictions on the securities you purchase (subject to some exceptions). More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. Any resales of securities will need to apply with state and federal securities laws. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Initially the company will be using third parties to manufacture the product. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AlphaRose Therapeutics Inc. was formed on October 31, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AlphaRose Therapeutics Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. If the Company cannot raise sufficient funds it may not succeed The Company is offering shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Regulatory Risks Related to FDA Approval and Compliance Our business model relies on obtaining approval from the U.S. Food and Drug Administration (FDA), as well as other regulators, for our products. The FDA approval process is time-consuming, expensive, and subject to significant uncertainty. There is no guarantee that we will receive the necessary approvals for our products, and any failure to do so could prevent us from bringing our products to market. Even if we receive FDA approval, we will be subject to ongoing regulatory compliance requirements, including manufacturing standards, post-market surveillance, and reporting obligations. Failure to comply with these requirements could result in fines, penalties, or the revocation of our approvals, significantly impacting our business and financial condition. Our lead product, Rosiphersen, is in the early stages of development, and while it has demonstrated activity in preclinical models, its safety and efficacy in humans remain unproven. Toxicity studies are still pending, and unexpected safety concerns could delay or prevent regulatory approval. Additionally, the time required to gather efficacy data for rare disease treatments can be unpredictable, and delays in clinical trials or regulatory feedback may extend our development timeline and increase costs. Dilution Risk Due to Issuance of Bonus Shares or Other Fundraising We may issue bonus shares or other equity-based incentives, perform additional rounds of funding, enter into company acquisitions, create an option pool, and have an existing convertible note that will mature, all which could result in significant dilution to existing shareholders. Any such dilution may reduce the value of your investment and decrease the voting power of existing investors. Furthermore, we may issue additional shares in future fundraising rounds, further diluting ownership percentages and potentially impacting stockholder rights and financial returns. Currently the company is negotiating an acquisition for a new RNA technology platform, which if successfully closed, will create some dilution for all shareholders. Risk of Failure to Build and Maintain Brand Recognition and Reputation Our success depends on our ability to establish and maintain brand recognition and a positive reputation in the marketplace. Failure to achieve strong brand recognition or to maintain a good reputation due to negative publicity, quality control issues, or customer dissatisfaction could result in reduced sales, loss of customers, and difficulty attracting new business. Additionally, reputational damage can be difficult to recover from and may have long-term consequences for our growth and profitability. Risk Related to Section 12(g) of the Exchange Act Under Section 12(g) of the Securities Exchange Act, we may be required to register our securities with the Securities and Exchange Commission (SEC) if we exceed certain thresholds. Specifically, we may need to register if we have more than $10 million in total assets and our securities are held by more than 2,000 persons or 500 non-accredited investors at the end of a fiscal year. We intend to rely on the Regulation CF Exemption, which allows us to avoid registration if we: remain current in our Regulation CF filings as of the most recent fiscal year-end; engage a registered transfer agent under Section 17A(c) of the Exchange Act; maintain less than $25 million in total assets at the end of the most recently completed fiscal year. If we fail to qualify for this exemption and exceed the registration thresholds, we would be required to register our securities with the SEC, which would impose significant costs and reporting requirements. This could create a substantial administrative burden on our management and divert attention from core business operations. While StartEngine's affiliate currently serves as a custodian for our investors, mitigating this risk, if this relationship were to end, the risk of exceeding the Section 12(g) thresholds would resurface, potentially requiring us to register under the Exchange Act. Risks related to being a public benefit corporation As a public benefit corporation we are a for-profit corporation that is also intended to produce a public benefit and to operate in a responsible and sustainable manner. Thus, our directors must balance those interests, which may or may not always result in the highest profits for our shareholders. Risks related to using AI Artificial Intelligence is predicated on the data it is given, and the algorithms and framework in which it processes it. If the data is inaccurate, or the way it processes the data is inaccurate, it could result in a faulty product, process, slower product development, or higher cost of product development. Our reliance on AI for drug discovery and development introduces additional risks. The success of our AI models depends heavily on the quality of data inputs, the accuracy of our algorithms, and the expertise of our scientific team. Errors in these systems could result in ineffective product designs, delays in development, or increased costs. Founder's Role, IP Ownership Structure, and Potential Conflicts of Interest AlphaRose Therapeutics' CEO is also the Founder and Chairman of To Cure A Rose Foundation (TCAR), a nonprofit organization dedicated to advancing treatments for HNRNPH2-related disorders. While the CEO dedicates approximately 90% of his time to AlphaRose and 10% to TCAR, his ongoing involvement with both organizations presents potential conflicts of interest that investors should consider. The intellectual property (IP) underlying AlphaRose's lead product, Rosiphersen, is owned by TCAR and exclusively licensed to AlphaRose. As a result, AlphaRose does not own the IP outright, and its rights to develop and commercialize Rosiphersen are contingent on compliance with the terms of its license agreement with TCAR. If AlphaRose fails to meet certain obligations—such as development milestones, financial commitments, or sublicensing terms—there is a risk that TCAR could terminate the license or renegotiate its terms, potentially affecting AlphaRose's ability to continue operations. Additionally, because the CEO has leadership roles in both organizations, decisions regarding the license agreement, sublicensing, and financial arrangements between AlphaRose and TCAR may not be made at arm's length. While measures may be in place to mitigate these risks, there is no guarantee that future decisions will not be influenced by the CEO's dual roles. The patent protecting Rosiphersen and related compounds is still pending and has not yet been fully examined. While the company intends to nationalize this application in 2025, there is a risk that the patent may be denied, narrowed, or otherwise fail to provide meaningful protection for our lead product. The feasibility report noted that the current IP protection is still developing and may require additional supporting data to strengthen patent claims during national examination. This creates a risk that our IP portfolio may offer weaker protection than expected, which could affect AlphaRose's competitive advantage. Dependence on Licensed Intellectual Property May Impact Long-Term Commercialization and Business Operations AlphaRose licenses, rather than owns, the intellectual property (IP) for its lead drug candidate, Rosiphersen, under an exclusive agreement with To Cure A Rose Foundation (TCAR). While the license is free from third-party claims and cannot be revoked or amended at TCAR's discretion, it does contain a standard 'clawback' provision allowing TCAR to revoke the license if AlphaRose discontinues development. Investors should consider that AlphaRose's commercialization efforts remain dependent on this license agreement, which aligns with common industry practices where approximately 50% of biotech drugs are developed under similar licensing structures. Operational Risks Related to R&D, Lab Structure, and Partnerships Our development model relies on partnerships with third-party laboratories and bioincubators rather than fully owned laboratory facilities. While this approach reduces overhead costs, it introduces risks related to quality control, data security, and operational delays. Reliance on third-party partners may impact our ability to meet development timelines or maintain consistency in research outcomes.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

AlphaRose Therapeutics Inc.

By   /s/ *Casey McPherson*

    Name: AlphaRose Therapeutics Inc.

    Title: CEO, Principal Accounting and Financial Officer, and Board Member

Exhibit A

FINANCIAL STATEMENTS



ALPHAROSE THERAPEUTICS, INC.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: AlphaRose, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 6, 2024

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024	Inception-December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	525,845	-
Shareholder Receivable	88,653	49,990
Prepaid Expenses	-	-
Total Current Assets	614,498	49,990
TOTAL ASSETS	614,498	49,990
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liability:		
Accounts Payable	35,861	-
Accrued Expenses	45,237	-
Total Current Liability	81,098	-
Non-Current Liability:		
Convertible Notes	1,070,000	-
Total Non-Current Liability	1,070,000	-
TOTAL LIABILITIES	1,151,098	-
SHAREHOLDERS' EQUITY		
Common Stock	88,653	49,990
APIC	-	-
Accumulated Deficit	(625,253)	-
TOTAL SHAREHOLDERS' EQUITY	(536,600)	49,990
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	614,498	49,990

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2024	Inception - December 31, 2023
Operating Expenses		
General & Administrative Expenses	320,111	-
Payroll Expenses	240,449	-
Advertising and Marketing Expenses	22,960	-
Interest Expense	42,813	-
Total Operating Expenses	**626,333**	**-**
Total Loss from Operations	**(626,333)**	**-**
Other Income (Expense)		
Other Income	1,080	-
Other Expense	-	-
Total Other Income (Expense)	**1,080**	**-**
Net Loss	**(625,253)**	**-**

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Additional	Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	Paid-in Capital	(Deficit)	Equity
Inception	-	-	-	-	-
Issuance of Common Stock	4,999,000	49,990	-	-	49,990
Additional Paid in Capital	-	-	-	-	-
Net Income (loss)	-	-	-	-	-
Ending Balance at 12/31/23	4,999,000	49,990	-	-	49,990
Issuance of Common Stock	3,866,333	38,663	-	-	38,663
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(625,253)	(625,253)
Ending balance at 12/31/24	8,865,333	88,653	-	(625,253)	(536,600)

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	Inception - December 31,
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(625,253)	-
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Shareholder Receivable	(88,653)	(49,990)
Prepaid Expenses	-	-
Accounts Payable	35,861	-
Accrued Expenses	45,237	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations:	(52,792)	(49,990)
Net Cash used in Operating Activities	(632,808)	(49,990)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	-	-
Intangible Assets	-	-
Net Cash used in Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable - Related Party	1,070,000	-
Common Stock	88,653	49,990
APIC	-	-
Net Cash provided by Financing Activities	1,158,653	49,990
Cash at the beginning of the period	-	-
Net Cash increase for the period	525,845	-
Cash at end of the period	525,845	-

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Alpharose Therapeutics, Inc. ("the Company") was originally incorporated in Delaware on October 31, 2023 as Chrysalis Genetics, Inc. On December 16, 2024, the Company filed an amendment, changing its name to Alpharose Therapeutics, Inc. formed in Delaware on October 4th, 2017.

The Company is dedicated to revolutionizing precision medicine, with a mission rooted in creating genetic treatments for children suffering from rare and life-threatening genetic diseases. The Company's organization comprises of scientists, biotech professionals, and parents united by a commitment to developing transformative therapies for the 200 million children worldwide affected by rare genetic conditions, most of whom lack access to viable treatments under the current healthcare model.

Leveraging innovative genetic technologies and a novel business model, Chrysalis Genetics aims to deliver treatments to patients at an unprecedented speed and scale. Inspired by the pioneering efforts of patient families and healthcare innovators, the Company draws from its breakthroughs to advance the field of precision medicine. Chrysalis' purpose is to serve patients, especially children, by addressing critical unmet medical needs and delivering hope through cutting-edge genetic therapy.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $525,845 and $0 in cash as of December 31, 2024 and December 31, 2023, respectively.

Shareholder Receivable

The shareholder receivable balance reflects amounts due from shareholders for shares that were issued but for which the corresponding cash payment for the par value has not yet been received by the Company. These amounts are recorded as a receivable until payment is made, in accordance with the terms of the share issuance.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company was not in operation during 2023. It has not filed its returns for 2023 and 2024, but is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

With the exception of the shareholder receivable balance, where the balance reflects amounts due from shareholders for shares that were issued but for which the corresponding cash payment for the par value has not yet been received by the Company, the Company does not have any related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into several convertible note agreements for funding operations. The interest on the notes was 8%. The amounts are to be repaid at the holder's demand prior to conversion. The notes have a maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at an 8% discount during a change of control or qualified financing event. The total amount of convertible notes as of December 31, 2024 was $1,070,000 and $0 as of 2023. Interest accrued on the notes amounts to $10.7K.

NOTE 6 – EQUITY

The Company initially authorized 5,000,000 shares of common stock at a par value of $.01 per share. On January 28, 2024, the Company filed an amendment, authorizing 20,000,000 shares of common stock at a par value of $.001 per share.

As of December 31, 2024 and December 31, 2023, 8,865,333 and 4,999,000 shares of common were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 6, 2025, the date these financial statements were available to be issued.

As mentioned in Note 6, the Company filed an amendment to its articles of incorporation, authorizing 20,000,000 shares of common stock at a par value of $.001 per share.

CERTIFICATION

I, Casey McPherson, Principal Executive Officer of AlphaRose Therapeutics Inc., hereby certify that the financial statements of AlphaRose Therapeutics Inc. included in this Report are true and complete in all material respects.

Casey McPherson

CEO, Principal Accounting and Financial Officer, and Board Member